EXHIBIT 99

PRESS RELEASE

Magna to Acquire Veoneer Active Safety Business

  Transaction aligned with Magna's Go-Forward strategy of accelerating investments in high-growth areas
  Combined pro forma ADAS sales projected to be approximately $3 billion in 2024
  Broadens Magna's ADAS portfolio with complementary products, customers, geographies, engineering and software resources
  No significant change in leverage profile and continued ample financial flexibility

AURORA, Ontario, Dec. 20, 2022 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced it has entered into an agreement to acquire the Veoneer Active Safety business from SSW Partners for $1.525 billion in cash, subject to working capital and other customary purchase price adjustments. The combined business is projected to generate approximately $3 billion in sales in 2024, positioning Magna's ADAS business as a global leader.

The acquisition builds on Magna's Advanced Driver Assistance Systems ("ADAS") strengths and positions the combined business with extensive products and capabilities to provide customers with a full suite of ADAS solutions.

The acquisition adds significant engineering resources and expands Magna's ADAS customer base and geographic diversification.

  Magna acquisition of Veoneer Active Safety
  positions Magna as a leading global ADAS supplier.

''This acquisition is consistent with our Go-Forward strategy to accelerate investment in high-growth areas, strengthens our ability to deliver systems solutions to meet customer needs, and positions Magna as a leading full-service ADAS provider,'' said Magna CEO Swamy Kotagiri. ''We plan to accelerate innovation by building on both organizations' strengths, including customers, suppliers, technology partners and employees. I am excited to welcome Veoneer Active Safety’s talented employees into our global Magna family.''

TRANSACTION OVERVIEW

  Broadens Magna's ADAS sensor and full systems capabilities, including radar, camera, ADAS ECU and driver monitoring.
  Adds 2,200 engineers, including 1,800 for systems, software and sensor development.
  Veoneer Active Safety sales are projected to be approximately $1.1 billion in 2022 and growing to approximately $1.9 billion in 2024.
  Combined with Magna Electronics, the business is projected to have pro forma ADAS sales of approximately $1.8 billion in 2022, approximately $3 billion in 2024, and is expected to generate higher ADAS content per vehicle opportunities.
  Magna expects to maintain a strong balance sheet with an adjusted debt to adjusted EBITDA ratio modestly above Magna's 1.0 to 1.5 target range by the end of 2023, with continued ample financial flexibility.
  Cash purchase price of $1.525 billion, subject to working capital and other customary purchase price adjustments.
  Transaction expected to close near mid-year 2023, subject to certain regulatory approvals and other customary closing conditions.

Citi and Sidley Austin LLP serve as financial advisors and legal counsel to Magna, respectively.

TRANSACTION CONFERENCE CALL
Magna will hold a conference call for interested analysts and Magna shareholders to review the acquisition today at 8:00 a.m. ET.  The number to use for this call is 1-800-918-9481. The number for overseas callers is 1-416-981-0157. Please call in 10 minutes prior to the call. Magna will also webcast the conference call at www.magna.com.

A slide presentation accompanying the conference call will be available on www.magna.com prior to the call.

For anyone unable to listen to the scheduled call, the rebroadcast numbers are: North America 1-800-558-5253 and overseas 1-416-626-4100 (reservation number is 22024167) and will be available until December 27, 2022.

TAGS
ADAS, SSW Partners, Active Safety, Acquisition, Veoneer

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com, 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice President, Corporate Communications & PR
tracy.fuerst@magna.com, 248.761.7004

ABOUT MAGNA
Magna is more than one of the world's largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of 170,0001 employees and an organizational structure designed to innovate like a startup. With 65+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 345 manufacturing operations and 90 product development, engineering and sales centres spanning 28 countries.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com.

MAGNA FORWARD-LOOKING STATEMENTS
Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Strategic benefits of the transaction, including market positioning in complete ADAS system
  Inherent merger and acquisitions risks, including:  unexpected costs, liabilities or delays; inability or failure to achieve intended benefits from the transaction; and/or loss of customers, suppliers, employees or other forms of business disruption; failure to obtain required governmental / regulatory approvals on the terms or at the timing expected
  Acquisition integration risks, including the failure to realize anticipated synergies
  Technology and innovation risks, including competitiveness of acquired technologies
  Program launch risks
  Semiconductor chip supply risks
  Intense competition

Financial impact of transaction, including Sales diversification, sales growth, content per vehicle opportunities, and expected synergies	Same risks as above Shifts in consumer take rates Potential loss of material purchase order
Leverage ratio	Inherent merger and acquisitions risks, including: unexpected costs, liabilities or delays; inability or failure to achieve intended benefits from the transaction Credit ratings changes
Engineering & software resources and expertise
  Acquisition integration risks
  Attraction/retention of skilled labour, including failure to retain critical employees of either the acquired business or our own existing business
  Labour disruption risk at acquired unionized facilities

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry
  economic cyclicality;
  regional production volume declines, including as a result of deteriorating vehicle affordability;
  intense competition;
  potential restrictions on free trade;
  trade disputes/tariffs;
Customer and Supplier Related Risks
  concentration of sales with six customers;
  emergence of potentially disruptive EV OEMs, including risks related to limited revenues/operating history of new OEM entrants;
  OEM consolidation and cooperation;
  reliance on outsourcing;
  shifts in market shares among vehicles or vehicle segments;
  shifts in consumer "take rates" for products we sell; quarterly sales fluctuations;
  potential loss of any material purchase orders;
  a deterioration in the financial condition of our supply base;
Manufacturing/Operational Risks
  risks arising from Russia's invasion of Ukraine and compliance with the sanctions regime imposed in response;
  impact of the semiconductor chip shortage on OEM production volumes and the efficiency of our operations;
  supply disruptions, including with respect to semiconductor chips;
  regional energy shortages and price increases;
  skilled labour attraction/retention;
  product and new facility launch risks;
  operational underperformance;
  restructuring costs;
  impairment charges;
  labour disruptions;
  risks related to COVID-19;
  climate change risks;
IT Security/Cybersecurity Risk
  IT/Cybersecurity breach;
  Product Cybersecurity breach;
Pricing Risks
  Inflationary pressures;
  pricing risks between time of quote and start of production;
  price concessions;
  commodity cost volatility;
  declines in scrap steel/aluminum prices;
Warranty / Recall Risks
  costs related to repair or replacement of defective products, including due to a recall;
  warranty or recall costs that exceed warranty provision or insurance coverage limits;
  product liability claims;
Acquisition Risks
  inherent merger and acquisition risks;
  acquisition integration risk;
Other Business Risks
  risks related to conducting business through joint ventures;
  our ability to consistently develop and commercialize innovative products or processes;
  intellectual property risks;
  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
  risks of conducting business in foreign markets;
  fluctuations in relative currency values;
  tax risks;
  reduced financial flexibility as a result of an economic shock;
  changes in credit ratings assigned to us;
Legal, Regulatory and Other Risks
  antitrust risk;
  legal claims and/or regulatory actions against us; and
  changes in laws and regulations, including those related to vehicle emissions or made as a result of COVID-19.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

  discussed under the "Industry Trends and Risks" heading of our Management's Discussion and Analysis; and
  set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form.

1 Number of employees includes over 160,000 employees at our wholly owned or controlled entities and over 10,000 employees at certain operations accounted for under the equity method.